

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 19, 2016

W. Bryan Hill
Chief Financial Officer
Realpage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

     Re: **Realpage, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 29, 2016
            File No. 001-34846

Dear Mr. Hill:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief
                  Office of Information Technologies
                  and Services